Draft for Discussion Purposes Only
Private and Confidential

TERM SHEET: STRATEGIC INVESTMENT ARRANGEMENT

This binding confidential term sheet ("**Term Sheet**") sets out the parameters of a transaction or series of transactions between and among Aurora Cannabis Inc. or its designee(s) ("**Aurora**"), Alfred Pedersen & Søn ApS ("**APS**") and Scandinavian Cannabis A/S (the "**Corporation**") pursuant to which Aurora and APS will make investments in the Corporation and provide strategic, operational and advisory services to the Corporation (the "**Joint Venture**"). All dollar amounts herein shall be references to Canadian dollars unless otherwise indicated.

Initial Financing:	Aurora will subscribe for 510,000 shares in the Corporation, and APS shall subscribe for 490,000 shares, each respectively at a subscription price of $1 per share, for aggregate subscription proceeds of $1,000,000 (the "**Seed Equity Financing**") in accordance with the terms and conditions of a subscription agreement (the "**Subscription Agreement**") to be entered into among the parties. In addition to the Seed Equity Financing, Aurora and APS shall also fund on a pro rata basis an additional $4,000,000 by means of equity (capital increase) (the "**Second Equity Financing**") and the Corporation shall borrow $7,000,000 in a Danish bank at a total interest rate of approximately 1% (the "**Bank Financing**" and together with the Seed Equity Financing, the "**Initial Financing**"). In the event that the Bank Financing cannot be completed on commercially reasonable terms, the parties shall invest the $7,000,000 by means of loans to the Corporation (the "**Seed Debt Financing**"); provided that the obligation of the Aurora and APS to fund the Second Equity Financing and/or the Seed Debt Financing (if required) shall be conditional upon the Corporation achieving certain milestones, such has: (1) entry into a purchase agreement or lease for land on which to build the Facility (as defined below); (2) granting of a license to cultivate cannabis; (3) commencement of construction of the Facility; and such other milestones as the parties may agree (collectively, the "**Milestones**"). Following the Initial Financing, ownership of the Corporation will be as follows: Aurora: 51% APS: 49% Each of Aurora and APS may, at its discretion, allocate a portion of its interest in the Initial Financing to one or more of its associates and/or affiliates, provided that Aurora and APS, as the case may be, maintain control of the respective associates and/or affiliates throughout the term of the Joint Venture.
Capital Contributions:	Conditional upon the Corporation achieving all the Milestones, and following the Initial Financing, Aurora and APS agree to contribute additional capital (each, a "**Capital Contribution**") on a pro rata basis up to an aggregate of $89M in additional capital (or $100M in total capital (the "**Committed Amount**")) to fund the design, development and construction of a cannabis growing facility in Denmark. If available on commercially reasonable terms, 70% of the Capital Contribution shall be obtained by the Corporation as a loan from a Danish bank at a total interest rate of approximately 1%. The timing and amount of each Capital Contribution shall be determined by the Board of Directors of the Corporation. Each Capital Contribution up to the Committed Amount will be completed on terms and conditions to be agreed upon by the parties at the time of the Capital Contribution, and may include debt, equity or a blend of both if bank loans are not available. In the event that a party is unable to fund any portion Capital Contribution, the other party will have the option to contribute the unfunded portion of such Capital Contribution, and the pro rata share ownership will adjust

	to reflect same.
Board of Directors:	The Board of Directors will be comprised of five (5) total directors, with two (2) directors being appointed by Aurora (the "**Aurora Directors**") and two (2) directors being appointed by APS (the "**APS Directors**"), and the final director, who shall also be Chairperson of the Corporation (the "**Chairperson**"), being by the mutual consent of the Aurora Directors and the APS Directors. Aurora and APS agree that the Chairperson of the Corporation should preferably, but is not required to, be a Danish person and resident. If, after 30 days of good faith negotiations, the Aurora Directors and the APS Directors cannot select a Chairperson, then Aurora shall have the right to appoint the Chairperson.
Facility:	The Corporation shall retain the services of Aurora Larssen Projects Inc. (or its successor corporation) ("**Larssen**") pursuant to the terms of a services agreement to be entered into between the Corporation and Larssen, pursuant to which Larssen shall provide, on commercially reasonable terms, the plans for the design and plan the construction of the Corporation's initial cultivation facility (the "**Facility**"). Construction of the Facility shall also be overseen by Larssen. Phase 1 of the Facility shall be approximately 200,000 sq. ft, and shall include reasonable accommodations for a laboratory and offices. Phase 2 of the Facility shall provide for up to an additional 600,000 sq. ft of cultivation space. The Facility shall be built on land to be acquired by the Corporation. From and after the date of this Term Sheet, APS shall commence identifying a location for the Facility and be primarily responsible for negotiating the acquisition of such land, provided that the Corporation shall not enter into any purchase agreement for land without the written consent of Aurora.
Name:	Following execution of this Term Sheet, the Corporation shall apply to have its name changed to "Aurora Cannabis Scandinavia A/S" or such other name as the parties may agree.
Operations:	Until such time as the Corporation has secured its own executive management team, APS shall be responsible for: a. managing the day to day business of the Corporation; b. monitoring, controlling and directing the financial, business and operational affairs of the Corporation; c. proper maintenance of books of account and financial records according to accepted accounting practices; d. monitoring, analyzing and acting on all issues over which it would have express or implied authority according to this Term Sheet; and e. all responsibilities attached to hiring of production and administration staff including any required labor negotiations, and all responsibilities attached to hiring of third party contractors. Similarly, until such time as the Corporation has secured its own executive management team, Aurora shall free of charge provide the Corporation with: a. capital markets and regulatory advice; b. plant material and training sessions for the employees of the Corporation. c. regulatory advice and support related to the Corporation's proposed operations within the cannabis market in the Nordic Countries (as defined below) (this obligation shall also apply after the Corporation has secured its own executive management team);

	d. non-exclusive license to certain of Aurora's branding and other intellectual property, knowledge and knowhow (this obligation shall also apply after the Corporation has secured its own executive management team) ; and e. advice and support relating to patient aggregation and marketing initiatives (this obligation shall also apply after the Corporation has secured its own executive management team). In addition, to the extent that Aurora owns or acquires the licenses or rights to any cannabis-related products (e.g. delivery mechanisms, brands, etc.) ("**Cannabis Related Products**") and such rights include the rights for the Nordic Countries, Aurora shall provide the Corporation with access to the Cannabis Related Products: (i) for free, to the extent that the rights for such Cannabis Related Products are wholly-owned by Aurora, or has the rights at no cost to Aurora; and (ii) at Aurora's cost, to the extent the rights for such Cannabis Related Products are licensed from a third party.
Territorial Exclusivity and Purchase Obligation:	Aurora and APS agree that, for so long as the Corporation continues operating as a going concern and each of Aurora and APS are shareholders of the Corporation, each of Aurora and APS will not, without the express written consent of the Corporation and the other party being either Aurora or APS, directly or indirectly, either individually or in a partnership, or jointly or in conjunction with any person: (a) act as consultant, adviser or otherwise be engaged by; (b) own shares or any type of equity (other than publicly traded securities representing less than 5% of the total outstanding shares) in the capital of; or (c) lend money to or guarantee the debts or obligations of any company, partnership or other business entity engaged, or that proposes to engage, in the production, cultivation, genetics and/or distribution of cannabis or hemp in Denmark, Sweden, Norway, Finland and Iceland (the "**Nordic Countries**"). In the event that either of APS or Aurora (the "**Initiating Party**") wish to cultivate cannabis in a country outside the Nordic Countries ("**Other EEA Country**"), but within the European Economic Area (the "**EEA**"), then the Initiating Party shall provide written notice of its intentions to cultivate cannabis in the Other EEA Country with as much detail as reasonably possible relating to the opportunity (the "**Opportunity**") to the other party (the "**Other Party**") and then APS and Aurora shall first negotiate in good faith the terms by which the Corporation (or a subsidiary or affiliated entity) shall operate in such Other EEA Country. In the event that: a) the Other Party advises the Initiating Party in writing that it does not desire to pursue the Opportunity; or b) Aurora and APS are, after 30 days of good faith negotiations (and a further 30 days to negotiate the terms of a definitive agreement with respect thereto assuming that the Other Party indicated its desire to participate in the Opportunity), not able to come to terms pursuant to which the Corporation or an affiliate thereof shall commence operations in such Other EEA Country; then the Initiating Party may commence such operations in such Other EEA Country without the consent or involvement Other Party or the Corporation. For clarity, if an Initiating Party decides to pursue operations to cultivate cannabis in an Other EEA Country as permitted by this Term Sheet, such activities shall not affect the ability of the Corporation to continue to operate in Nordic Countries as a going concern. Additionally, for any country that the Initiating Party proceeds to engage in the production, cultivation and/or distribution of cannabis in an Other EEA Country, in accordance with this section of the Term Sheet, then the Other Party may thereafter proceed to perform similar activities in such Other EEA Country without notifying the Initiating Party.

	Notwithstanding the foregoing paragraphs, nothing in this Term Sheet or any of the Definitive Agreements will limit or restrict the ability of Aurora, through its subsidiary Pedanios GmbH ("**Pedanios**") or an affiliated entity related thereto: a) from distributing cannabis products within the Nordic Countries, provided that any such distribution shall be under the brand "Aurora Scandinavia" (or such other name and branding as the parties may agree) and Pedanios shall exclusively purchase such cannabis products to be distributed within the Nordic Countries from the Corporation. Notwithstanding the foregoing, if the Corporation is unable to provide the profile, quality or quantity of cannabis products reasonably required by Pedanios, or provide them at competitive prices to other suppliers of cannabis in the Nordic Countries, then Pedanios may purchase such cannabis from a third-party supplier. For clarity, Aurora agrees that it shall not unreasonably exercise its rights as majority shareholder to cause the Corporation to sell cannabis products to Pedanios at prices that are prejudicial or oppressive to the interests of the Corporation; or b) from cultivating cannabis in the indoor growing facility presently in the planning stages by Aurora/Pedanios and forming part of the current tender process in Germany (the "**Pedanios Facility**"), and distributing such cannabis in any jurisdiction in Europe, other than the Nordic Countries (unless in compliance with section (a) above); provided that in the event that Aurora/Pedanios intends to cultivate cannabis in a greenhouse growing facility in Germany (for clarity, other than the Pedanios Facility), such plans shall be considered an Opportunity for the above paragraphs and the obligations of the parties to negotiate in good faith shall apply. **Purchasing obligation and sales right** Aurora and APS agree that, for as long as the Corporation continues operating as a going concern, that Aurora, any EEA subsidiary of Aurora including Pedanios and any other distributor appointed by Aurora shall consider the Corporation a "preferred supplier" for cannabis products, and where the Corporation can supply the cannabis products at a competitive price, Aurora, its EEA subsidiaries and any other distributor appointed by Aurora shall use commercially reasonable efforts to purchase the cannabis products for any Other EEA Country from the Corporation. If Aurora, any EEA subsidiary of Aurora including Pedanios and any other distributor appointed by Aurora cannot or will not pay the fair market value for the cannabis products, or cannot reasonably purchase all cannabis products produced by the Corporation, then the Corporation shall be entirely free to sell the cannabis products at fair market value or above to customers, resellers or other distributors within the EEA and Aurora shall, as a shareholder in the Corporation (directly or indirectly through its Aurora Directors), not unreasonably interfere with such sales, hereunder by taking into consideration any other interest than the best interest of the Corporation. Similarly, the parties acknowledge that Aurora owns a significant percentage of Hempco Food and Fibre Inc. (CSE: HEMP) and Aurora agrees that it shall not as a shareholder in the Corporation (directly or indirectly through its Aurora Directors), unreasonably interfere with the purchase and/or sale of hemp through the Corporation by taking into consideration any other interest than the best interest of the Corporation.
APS Not to Partner with Canadian LP other than Aurora	Notwithstanding any other provision of this Term Sheet, if APS proceeds to engage in the cultivation, manufacture, promotion, provision, development, marketing, distribution or sale of cannabis, cannabis derivatives or extracts or cannabis accessories in any country outside of the Nordic Countries (after complying with the terms of this Term Sheet), then APS agrees that it shall not, directly or indirectly, either individually or in a partnership, or jointly or in conjunction with in any manner whatsoever, obtain the assistance from, provide assistance to, or in any other manner participate with any party that is both licensed to produce cannabis in Canada and based

	(incorporated) in Canada (a "**Canadian Licensed and Based Producer**"), including any party that is an affiliate or a subsidiary of a Canadian Licensed and Based Producer.
Royalty Paid By APS to Aurora	In recognition that APS shall obtain knowledge and knowhow related to the production of cannabis and cannabis products from Aurora by pursuing the Joint Venture in conjunction with Aurora, APS shall pay a royalty to Aurora of 10% of any profit earned by APS (or any entity APS is related to or affiliated with) outside the Corporation which is directly linked to the production and distribution of cannabis for a period of 3 years after one of APS or Aurora ceases to be a shareholder of the Corporation. Aurora and APS however agree that APS shall not pay any royalty to Aurora if APS or Aurora has ceased to be a shareholder of the Corporation after Aurora's decision to pursue operations to cultivate cannabis in an Other EEA Country as permitted by this Term Sheet with another partner than APS without APS being in breach of its duties and obligations under the shareholders' agreement or any other related agreement.
Definitive Agreement:	From and after the date hereof, each of Aurora, APS and the Corporation shall negotiate in good faith the terms of definitive agreements (the "**Definitive Agreements**") reflecting the terms set forth in this Term Sheet. The Definitive Agreements, including, but not limited to, a shareholders' agreement for the Corporation (the "**Shareholders' Agreement**"), shall include terms, obligations, representations and warranties and indemnities typical of such an agreement, including those pertaining to reserved matters, liquidation, potential divestitures, buy-sell clauses and winding up. For clarity, the Shareholders' Agreement shall include provisions relating to the following: a) a "buy-sell" clause that allows Aurora or APS (the "**Offering Party**") to make an offer to purchase the shares of the Corporation held by the other party (the "**Receiving Party**") for a price determined by the Offering Party (the "**Price**"). The buy-sell clause shall allow the Receiving Party to either accept the terms offered by the Offering Party to sell its shares of the Corporation to the Offering Party for the Price, or shall be entitled to purchase the Offering Party's shares of the Corporation for a pro rated version of the Price based on percentage ownership of the Corporation; and b) if one party commits a default under the terms of the Shareholders' Agreement (the "**Defaulting Party**"), the other party shall have the option to purchase the Defaulting Party's shares of the Corporation at a discounted price (to be defined in the Shareholders' Agreement) to fair market value. If, after thirty (30) days from the date this Term Sheet is executed by all parties, and provided that the negotiations have been conducted in good faith, the parties are unable to enter into Definitive Agreements with respect to the Joint Venture, either party may terminate this Term Sheet upon thirty (30) days' written notice to the other party. Upon such termination, the Corporation shall promptly return on a pro rata basis any unused portions of the Initial Funding. If this Agreement is terminated as permitted in this section: (i) each of APS and the Corporation agrees that it shall promptly delete and destroy any confidential information provided to it by Aurora; (ii) the Corporation shall do all such things and take all necessary steps to revert the name of the Corporation to Scandinavian Cannabis A/S; and (iii) for a period of sixty (60) days from the effective date of termination of this Term Sheet, each of APS and the Corporation shall not directly or indirectly, either individually or in a partnership, or jointly or in conjunction with any person: (a) act as consultant, adviser or otherwise be engaged by; (b) own shares or other equity (other than publicly traded securities representing less than 5% of the total outstanding shares) in the capital of; or (c) lend money to or guarantee the debts or obligations of any company, partnership or other business entity engaged or that proposes to engage in the manufacture, promotion, provision, development, marketing, distribution or sale of cannabis, cannabis derivatives or extracts or cannabis accessories in Denmark. The parties agree that APS shall be entitled to keep

	and maintain any public license and/or approval obtained by APS prior to the termination of this Term Sheet regarding production of cannabis and cannabis products and distribution of cannabis products.
Confidentiality:	This Term Sheet is strictly confidential and: (i) the terms hereof; (ii) the fact that the parties are involved in discussions regarding Joint Venture; and (iii) any information provided by any party, its affiliates or their respective representatives to another party, its affiliates or their respective representatives in connection with the Joint Venture shall be deemed to be Confidential Information for purposes of, and in accordance with, the confidentiality agreement dated on or around October 13, 2017 between the Aurora and APS (the "**Confidentiality Agreement**"), and the Confidentiality Agreement remains and shall remain in full force and effect, binding upon the parties thereto, notwithstanding the entry into this Term Sheet or any of the terms and conditions hereof.
Public Disclosure:	The parties shall not make any press release or public announcement concerning this Term Sheet, the transactions contemplated hereby or the existence of discussions between the parties, except with the prior written consent of the other party or as required under applicable law or by a regulatory authority. If Aurora, on the advice of counsel, determines that disclosure is required or recommended in order to comply with Canadian timely disclosure requirements, Aurora will make a draft of its proposed press release available to each of APS and the Corporation for its review and shall use its commercially reasonable efforts to incorporate any reasonable comments provided by the Corporation.
Governing Law:	This Term Sheet and the Definitive Agreements shall be governed by and construed in accordance with the laws of Denmark applicable therein and the Parties will at torn to the jurisdiction of the City Court of Odense, Denmark.
Expenses:	Except as set out herein, each party shall be responsible for its own expenses incurred in connection with the preparation of this Term Sheet and the transactions contemplated herein; it being understood, however, that Aurora and its counsel shall be responsible for preparing initial drafts of each of the Definitive Agreements.
Counterparts:	This Term Sheet may be signed in counterparts and each such counterpart shall constitute an original document and such counterparts, taken together, shall constitute one and the same instrument. Execution of this Term Sheet may be made by electronic or facsimile signature which, for all purposes, shall be deemed an original signature.

[SIGNATURE PAGE FOLLOWS]

DATED THIS 4 day of January, 2018.

AURORA CANNABIS INC.

Signed ______________________

Name: ______________________

Title: ______________________

Date: ______________________

ALFRED PEDERSEN AND SONS

Signed [signature]

Name: Mads Pedersen

Title: CEO

Date: 4/1 - 2018

SCANDANAVIAN CANNABIS A/S

Signed [signature]

Name: Mads Pedersen

Title: CEO

Date: 4/1 - 2018

WSLEGAL\077242\00000\17708709v5

{B2614329.DOCX;2}